UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

_________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)

FIESTA RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
(NAME OF ISSUER)

COMMON STOCK ($0.01 PAR VALUE PER SHARE)
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)

31660B101
--------------------------------------------------------------------------------
(CUSIP NUMBER)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC)	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 10th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D
CUSIP No.: 31660B101		13D	Page 2 of 24 Pages
1.		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners IV LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS*

OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,695,472(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,695,472(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	5,695,472(1)

12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.		Percent of Class Represented By Amount In Row (11)	24.6%(2)

14.		Type of Reporting Person*

PN

(1)           On May 7, 2012, Carrols Restaurant Group, Inc. (“Carrols”), of which Fiesta Restaurant Group, Inc. (the “Company”) had been an indirect wholly-owned subsidiary, effected a spin-off of the Company by way of a pro rata stock dividend to Carrols stockholders (the “Spin-Off”). On such date, each holder of Carrols common stock received one share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) for each one share of Carrols common stock held by such stockholder at the close of business on April 26, 2012, the record date of the Spin-Off. Prior to the Spin-Off, Jefferies Capital Partners IV LP, a Delaware limited partnership (“Jefferies Capital Partners IV”), owned 5,695,472 shares of Carrols common stock.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D
CUSIP No.: 31660B101		13D	Page 3 of 24 Pages
1.		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Employee Partners IV LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS*

OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	655,985(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	655,985(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	655,985(1)

12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.		Percent of Class Represented By Amount In Row (11)	2.8%(2)

14.		Type of Reporting Person*

OO

(1)           On May 7, 2012, Carrols, of which the Company had been an indirect wholly-owned subsidiary, effected the Spin-Off.  On such date, each holder of Carrols common stock received one share of Common Stock for each one share of Carrols common stock held by such stockholder at the close of business on April 26, 2012, the record date of the Spin-Off.  Prior to the Spin-Off, Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), owned 655,985 shares of Carrols common stock.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D
CUSIP No.: 31660B101		13D	Page 4 of 24 Pages
1.		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP Partners IV LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS*

OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	208,282(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	208,282(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	208,282(1)

12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.		Percent of Class Represented By Amount In Row (11)	0.9%(2)

14.		Type of Reporting Person*

OO

(1)           On May 7, 2012, Carrols, of which the Company had been an indirect wholly-owned subsidiary, effected the Spin-Off.  On such date, each holder of Carrols common stock received one share of Common Stock for each one share of Carrols common stock held by such stockholder at the close of business on April 26, 2012, the record date of the Spin-Off.  Prior to the Spin-Off, JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners”), owned 208,282 shares of Carrols common stock.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D
CUSIP No.: 31660B101		13D	Page 5 of 24 Pages
1.		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP IV LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS*

OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)

12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.		Percent of Class Represented By Amount In Row (11)	28.3%(2)

14.		Type of Reporting Person*

OO

(1)           On May 7, 2012, Carrols, of which the Company had been an indirect wholly-owned subsidiary, effected the Spin-Off.  On such date, each holder of Carrols common stock received one share of Common Stock for each one share of Carrols common stock held by such stockholder at the close of business on April 26, 2012, the record date of the Spin-Off.  JCP IV LLC, a Delaware limited liability company (“General Partner”), is the general partner of Jefferies Capital Partners IV and is the managing member of each of Jefferies Employee Partners and JCP Partners (Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners together, “Jefferies Capital Partners”).  Prior to the Spin-Off, Jefferies Capital Partners IV beneficially owned 5,695,472 shares of Carrols common stock, Jefferies Employee Partners beneficially owned 655,985 shares of Carrols common stock and JCP Partners beneficially owned 208,282 shares of Carrols common stock.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D
CUSIP No.: 31660B101		13D	Page 6 of 24 Pages
1.		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS*

OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)

12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.		Percent of Class Represented By Amount In Row (11)	28.3%(2)

14.		Type of Reporting Person*

OO

(1)           On May 7, 2012, Carrols, of which the Company had been an indirect wholly-owned subsidiary, effected the Spin-Off.  On such date, each holder of Carrols common stock received one share of Common Stock for each one share of Carrols common stock held by such stockholder at the close of business on April 26, 2012, the record date of the Spin-Off.  Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC), a Delaware limited liability company (“Manager”), is the Manager of Jefferies Capital Partners and the Managing Member of General Partner.  Prior to the Spin-Off, Jefferies Capital Partners collectively owned 6,559,739 shares of Carrols common stock.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D
CUSIP No.: 31660B101		13D	Page 7 of 24 Pages
1.		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian P. Friedman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS*

OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)

12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

☐

13.		Percent of Class Represented By Amount In Row (11)	28.3%(2)

14.		Type of Reporting Person*

IN

(1)           Brian P. Friedman (“Mr. Friedman”) is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.  On May 7, 2012, Carrols, of which the Company had been an indirect wholly-owned subsidiary, effected the Spin-Off.  On such date, each holder of Carrols common stock received one share of Common Stock for each one share of Carrols common stock held by such stockholder at the close of business on April 26, 2012, the record date of the Spin-Off.  Prior to the Spin-Off, Jefferies Capital Partners collectively owned 6,559,739 shares of Carrols common stock.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D
CUSIP No.: 31660B101		13D	Page 8 of 24 Pages
1.		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James L. Luikart
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS*

OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable
6.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)

12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

Not Applicable

13.		Percent of Class Represented By Amount In Row (11)	28.3%(2)

14.		Type of Reporting Person*

IN

(1)           James L. Luikart (“Mr. Luikart”) is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.  On May 7, 2012, Carrols, of which the Company had been an indirect wholly-owned subsidiary, effected the Spin-Off.  On such date, each holder of Carrols common stock received one share of Common Stock for each one share of Carrols common stock held by such stockholder at the close of business on April 26, 2012, the record date of the Spin-Off. Prior to the Spin-Off, Jefferies Capital Partners collectively owned 6,559,739 shares of Carrols common stock.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 968 James Street, Syracuse, New York 13203.

Item 2.  Identity and Background.

(a)-(c)
This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Jefferies Capital Partners IV LP, a Delaware limited partnership (“Jefferies Capital Partners IV”), whose principal business is investing in securities.

(ii)	Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), whose principal business is investing in securities.

(iii)
JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners” and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), whose principal business is investing in securities.

(iv)
JCP IV LLC, a Delaware limited liability company (“General Partner”), whose principal business is being the general partner of Jefferies Capital Partners IV and the managing member of each of Jefferies Employee Partners and JCP Partners.  As a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, General Partner may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners.

(v)
Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC), a Delaware limited liability company (“Manager”), whose principal business is to provide management and advisory services to Jefferies Capital Partners and General Partner.  As a result of its roles as manager of Jefferies Capital Partners and managing member of General Partner, Manager may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners and the General Partner.

(vi)
Brian P. Friedman (“Mr. Friedman”) is a managing member of Manager.  The principal occupation of Mr. Friedman is investment banking and investment management.  As a result of Mr. Friedman’s position as a managing member of Manager, Mr. Friedman may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Manager and therefore deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners and General Partner.

(vii)
James L. Luikart (“Mr. Luikart”) is a managing member of Manager.  The principal occupation of Mr. Luikart is investment management.  As a result of Mr. Luikart’s position as a managing member of Manager, Mr. Luikart may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Manager and therefore may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners and General Partner.

Each Reporting Person’s principal business address is: 520 Madison Avenue, 10th Floor, New York, New York 10022.

(d)	None of the Reporting Persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Friedman and Mr. Luikart are United States citizens.

The agreement between the Reporting Persons to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.  The filing of this Schedule 13D shall not be construed as an admission that any of General Partner, Manager, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock covered by this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

The 6,559,739 shares of Common Stock reported herein were acquired by the Reporting Persons in connection with a spin-off of the Company (the “Spin-Off”) by way of a pro rata stock dividend to the stockholders of Carrols Restaurant Group, Inc. (“Carrols”).  The Reporting Persons received one share of Common Stock for each share of Carrols common stock held by such Reporting Persons on April 26, 2012, which was the record date of the Spin-Off.

Item 4.  Purpose of the Transaction.

The acquisition of the securities referred to herein by Jefferies Capital Partners is for investment purposes.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)
Based upon certain representations made by the Company in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012, there were 23,161,822 shares of Common Stock outstanding as of May 8, 2012.  Prior to the Spin-Off, Jefferies Capital Partners owned shares of common stock of Carrols, of which the Company had been an indirect wholly-owned subsidiary.  On May 7, 2012, (i) Jefferies Capital Partners IV received 5,695,472 shares of Common Stock as part of the Spin-Off, (ii) Jefferies Employee Partners received 655,985 shares of Common Stock as part of the Spin-Off and (iii) JCP Partners received 208,282 shares of Common Stock as part of the Spin-Off.  As of May 7, 2012, (A) Jefferies Capital Partners IV may be deemed to be the beneficial owner of 5,695,472 shares of Common Stock, or approximately 24.6% of the Common Stock deemed issued and outstanding as of that date, (B) Jefferies Employee Partners may be deemed to be the beneficial owner of 655,985 shares of Common Stock, or approximately 2.8% of the Common Stock deemed issued and outstanding as of that date, (C) JCP Partners may be deemed to be the beneficial owner of 208,282 shares of Common Stock, or approximately 0.9% of the Common Stock deemed issued and outstanding as of that date, (D) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 28.3% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 5,695,472 shares of Common Stock, or approximately 24.6% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners IV, (II) 655,985 shares of Common Stock, or approximately 2.8% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, and (III) 208,282 shares of Common Stock, or approximately 0.9% of the Common Stock, which may be deemed to be beneficially owned by JCP Partners, (E) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of General Partner, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 28.3% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 5,695,472 shares of Common Stock, or approximately 24.6% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners IV, (II) 655,985 shares of Common Stock, or approximately 2.8% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, and (III) 208,282 shares of Common Stock, or approximately 0.9% of the Common Stock, which may be deemed to be beneficially owned by JCP Partners, (F) Mr. Friedman, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 28.3% of the Common Stock deemed issued and outstanding as of that date and (G) Mr. Luikart, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 28.3% of the Common Stock deemed issued and outstanding as of that date.

(b)
Jefferies Capital Partners IV shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 5,695,472 shares of Common Stock of which it is deemed the beneficial owner.  Jefferies Employee Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 655,985 shares of Common Stock of which it is deemed the beneficial owner.  JCP Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 208,282 shares of Common Stock of which it is deemed the beneficial owner.  Each of Manager, General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 6,559,739 shares of Common Stock of which it may be deemed the beneficial owner.  None of Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman or Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock of which it is or may be deemed the beneficial owner.

(c)
Other than the transactions described in this Schedule 13D, during the past sixty days, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)	(i)
The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners IV.

(ii)
The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

(iii)
The members of Manager and General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Registration Rights Agreement

Jefferies Capital Partners entered into a Registration Rights Agreement, dated May 7, 2012 (the “Registration Rights Agreement”), with the Company, which is incorporated herein by reference to Exhibit 2 hereto, pursuant to which the Company granted Jefferies Capital Partners and its affiliates certain demand and piggyback registration rights.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement between Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart.

2	Registration Rights Agreement, dated as of May 7, 2012, between Fiesta Restaurant Group, Inc. and Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC and JCP Partners IV LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

May 17, 2012

JEFFERIES CAPITAL PARTNERS IV LP
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By: JEFFERIES CAPITAL PARTNERS LLC,
as Manager

By:	/s/ Brian P. Friedman
Name:	Brian P. Friedman
Title:	Managing Member

JCP IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC,
as Managing Member

By:	/s/ Brian P. Friedman
Name:	Brian P. Friedman
Title:	Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By:	/s/ Brian P. Friedman
Name:	Brian P. Friedman
Title:	Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart